UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

Commission File Number:  001-33976

OMEGA NAVIGATION ENTERPRISES, INC.
(Translation of registrant’s name into English)

61, Vasilisis Sofias Avenue Athens 115 21 Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Omega Navigation Enterprises, Inc. (the “Company”) on October 19, 2010: Omega Navigation Enterprises, Inc. Reports Second Quarter 2010 Results.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3, as amended (Registration No. 333-147138), which was declared effective on February 22, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  October 19, 2010

  By:  /s/ Gregory A. McGrath

  -------------------------------------

Gregory A. McGrath
Chief Financial Officer

Exhibit 99.1

Omega Navigation Enterprises, Inc. Reports Second Quarter 2010 Results

Athens, Greece October 19, 2010, – Omega Navigation Enterprises, Inc. (NASDAQ: ONAV, SGX: ONAV50) (“Omega Navigation” or the “Company”), a provider of global marine transportation services focusing on product tankers, announced today its financial and operational results for the second quarter and six months ended June 30, 2010.

Second Quarter 2010 Results

For the quarter ended June 30, 2010, Omega Navigation reported total revenues of $19.0 million and Net Income of $2.4 million, or $0.15 per basic share, excluding losses on interest rate derivative instruments, incentive compensation grants expense and a one time settlement fee for the termination of a purchase agreement. Including these items, the Company reported Net Loss of $0.9 million or $0.05 per basic share. Adjusted EBITDA for the second quarter of 2010 was $6.1 million.  Please see below for a reconciliation of Adjusted EBITDA to Cash from Operating Activities.

The Company fully owned and operated an average of eight product carriers during the second quarter of 2010, the same number as in the second quarter of 2009. In addition, in the second quarter of 2010, the Company has held and continues to hold a 50% interest in three double hull product / chemical tankers, namely the Omega Duke, the Megacore Honami and the Megacore Hibiscus, which are discussed in greater detail under “Recent Developments—Fleet Development” below. The Omega Duke is accounted for by the equity method and is not consolidated in the Company’s financial statements, while the Megacore Honami is reflected in the consolidated earnings. The results of the Megacore Honami will be deconsolidated in future quarters. The Omega King entered into a fixed rate time charter in the second quarter of 2010. Also, the Omega Queen, the Omega Prince and the Princess have been operating under floating rate time charters in the second quarter of 2010, with rates determined based on pools of similar vessels trading in the spot market. The Panamax vessels averaged $18,552 per vessel per day and the MR’s averaged $16,686 per vessel per day (for each period net of voyage expenses) for the second quarter of 2010. In the second quarter of 2009, the Panamax vessels averaged $22,898 per vessel per day and the MR’s averaged $19,083 per day per vessel (for each period net of voyage expenses).

Operating expenses for the Company’s MR product tankers averaged $5,169 per vessel per day in the second quarter of 2010, as compared to $5,304 per vessel per day in the second quarter of 2009. Operating expenses for the Company’s Panamax product tankers averaged $5,158 per vessel per day in the second quarter of 2010, as compared to $5,735 per vessel per day in the second quarter of 2009.

Six Months 2010 Results

For the six months ended June 30, 2010, Omega Navigation reported total revenues of $34.4 million and Net Income of $4.5 million, or $0.28 per basic share excluding a loss on interest rate derivative instruments, non cash incentive compensation grants expense and a loss related to the termination of a purchase agreement. Including these items, Net loss was $0.4 million or $0.02 per share.  Adjusted EBITDA for six months ended June 30, 2010 was $14.4 million. Please see below for a reconciliation of Adjusted EBITDA to Cash from Operating Activities.

Excluding profit sharing, the Company's Panamax product carriers earned an average time-charter equivalent rate of $19,807 per vessel per day during the first six months of 2010, as compared to $23,692 per vessel per day (in each period net of voyage expenses), during the first six months of 2009. The Company's Handymax product tankers earned an average time charter equivalent rate of $16,370 per vessel per day during the first six months of 2010, as compared to $19,910 per vessel per day (in each period net of voyage expenses) during the first six months of 2009.

Operating expenses for the Company’s MR product tankers averaged $5,241 per vessel per day in the first six months of 2010, as compared to $5,298 per vessel per day in the first six months of 2009. Operating expenses for the Company’s Panamax product tankers averaged $5,679 per vessel per day in the first six months of 2010, as compared to $5,957 per vessel per day in the first six months of 2009.

Recent Developments

Fleet Development

The Company’s current fleet includes 12 double hull product tankers with an aggregate carrying capacity of approximately 680,000 dwt. Eight of the vessels are wholly owned by the Company and four of the vessels are owned through equal partnership joint ventures with a wholly owned subsidiary of Glencore International AG.

The Company has previously announced that it has entered into an equal partnership joint venture named Megacore Shipping Ltd. with a wholly-owned subsidiary of Glencore International AG to acquire two 37,000 dwt Handysize double hull chemical / product tankers and seven Panamax double hull product tankers to be constructed at Hyundai Mipo Dockyard in South Korea.  The two Handysize vessels, the Megacore Honami and the Megacore Hibiscus, were delivered in February and May 2010, respectively, to companies owned by Megacore Shipping Ltd. One LR1 Panamax tanker is expected to be delivered in October 2010. Four Panamax vessels are scheduled for delivery in 2011 and two Panamax vessels are scheduled for delivery in 2012.

The construction and acquisition of the remaining seven LR1 newbuildings, owned by Megacore Shipping Ltd, that are currently under construction are funded by debt and equity contributions by the shareholders. The Company is funding the pre-delivery construction schedule with respect to three and a half of these vessels, for which bank debt financing commitments have been secured, including pre-delivery as well as post delivery financing.

Moreover, the Company and Glencore International AG (through wholly-owned subsidiaries) have entered into an equal partnership joint venture, which on July 8, 2010, took delivery of one newbuilding 47,000 dwt double hull product/ chemical tanker, the Alpine Marina (sister ship to the Omega Duke), which was constructed at the Hyundai Mipo Dockyard in South Korea. The acquisition of the Alpine Marina was funded with previously secured bank debt financing and with equity contributions among the shareholders and will not be consolidated on the Company’s balance sheet. The Alpine Marina is currently operating under a five-year time charter to ST Shipping with an excess earnings arrangement.

Financial Developments

The Company is currently in advanced discussions with its lenders to extend the term of its loans under the Senior Credit Facility and the Junior Credit Facility beyond the current maturity of April 2011. Both the Senior and Junior Credit Facilities are non amortizing until their respective maturity. While both loans will mature in six months, the Company believes it will reach a satisfactory outcome prior to the loans’ maturity as the Company is currently in negotiations to extend or restructure the Company’s debt.

As of June 30, 2010, the Company was fully compliant with all its loan covenants.  Also, as of June 30, 2010, the Company’s total debt, including pre-delivery advances for newbuildings, the debt on the Megacore Honami and other vessels under construction which will be deconsolidated in future quarters, was $359.1 million, while the outstanding balance under the Senior and Junior Credit Facilities was $242.7 million and $38.3 million, respectively.

Fleet Data

Panamax Tankers	Handymax Tankers

	Three months ended		Three months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Number of vessels at end of period	6	6	3	2
Average age of fleet (in years)	5	4	3	3
Ownership days (1)	546	546	273	182
Available days (2)	546	527	273	182
Operating days (3)	546	521	273	182
Fleet Utilization (4)	100%	99%	100%	100%
Voyage revenues (net of voyage expenses) (7)	10,129,614	12,067,119	4,555,234	3,473,156
Time charter equivalent (TCE) rate $/day (5)(7)	18,552	22,898	16,686	19,083
Vessel operating expenses	2,816,105	3,131,227	1,411,077	965,343
Daily vessel operating expenses $/day(6)	5,158	5,735	5,169	5,304

	Six months ended		Six months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Number of vessels at end of period	6	6	3	2
Average age of fleet (in years)	5	4	3	3
Ownership days (1)	1,086	1,086	488	362
Available days (2)	1,086	1,054	488	362
Operating days (3)	1,086	1,038	488	361
Fleet Utilization (4)	100%	98%	100%	100%
Voyage revenues (net of voyage expenses) (7)	21,510,116	24,971,422	7,988,491	7,207,473
Time charter equivalent (TCE) rate $/day (5)(7)	19,807	23,692	16,370	19,910
Vessel operating expenses	6,167,390	6,469,399	2,557,626	1,917,794
Daily vessel operating expenses $/day(6)	5,679	5,957	5,241	5,298

(1)

Ownership days are the aggregate number of days in a period during which each vessel in the Company’s fleet has been owned by the Company. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company records during a period.

(2)

Available days are the number of the Company’s ownership days less the aggregate number of days that the Company’s vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(3)

Operating days are the number of available days in a period less the aggregate number of days that the Company’s vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(4)

The Company calculates fleet utilization by dividing the number of the Company’s fleet’s operating days during a period by the number of its available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(5)

Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6)

Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, but excludes any pre-delivery expenses incurred at or prior to the delivery of the product tankers, are calculated by dividing vessel operating expenses by ownership days for the relevant period. The six month period ended June 30, 2010 excludes an amount of $0.3 million relating to the predelivery expenses of Megacore Honami.

(7)

The three month period ended June 30, 2009, excludes $0.7 million of profit sharing revenue related to profit sharing on charters of the vessels, the Omega Lady Sarah, the Omega Lady Miriam, the Omega Emmanuel and the Omega Theodore. The six month period ended June 30, 2009 excludes $2.4 million of profit sharing revenue related to profit sharing on charters of the vessels the Omega Lady Sarah, the Omega Lady Miriam, the Omega Emmanuel and the Omega Theodore.

Omega Navigation Enterprises Inc

Consolidated Statements of Income/ (Loss)

 (All amounts expressed in thousands of U.S. Dollars)

	Three months ended		Six months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
CONTINUING OPERATIONS	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Voyage revenue	18,940	16,711	34,445	35,388
Revenue from related parties	94	-	119	-

Expenses:
Voyage expenses	4,255	469	4,947	769
Vessel operating expenses	4,025	4,097	8,900	8,388
Depreciation and amortization	5,227	4,787	10,142	9,476
Management fees	311	349	692	651
General and administrative expenses (including non cash compensation expense of $118, $260 for the quarter ended June 30, 2010 and 2009 respectively and $291 and $910 for the six months ended June 30, 2010 and 2009 respectively)	1,412	1,595	2,844	3,333
Foreign currency (gains)/losses	(80)	80	(104)	79
Income from vessels operation	3,884	5,334	7,143	12,692
Loss on Termination of purchase agreements	(3,000)	(3,000)	(3,000)	(3,000)
Income/(Loss) from Joint Venture companies	(7)	(479)	126	(479)
Operating Income/(Expense)	877	1,855	4,269	9,213
Other income (expenses)
Interest and finance costs	(1,569)	(2,123)	(3,197)	(3,915)
Interest income	14	35	34	80
Change in fair value of warrants	-	-	-	1,127
Gain/(Loss) on derivative instruments	(182)	(737)	(1,500)	(1,808)
Total other income /(expenses), net	(1,737)	(2,825)	(4,663)	(4,516)
INCOME/(LOSS) FROM CONTINUING OPERATIONS	(860)	(970)	(394)	4,697

DISCONTINUED OPERATIONS
Income/(Loss) from discontinued operations of the bulk carrier fleet	-	-	-	-
INCOME/(Loss) FROM DISCONTINUED OPERATIONS	-	-	-	-
Net income/(Loss)	(860)	(970)	(394)	4,697

Omega Navigation Enterprises Inc

Consolidated Balance Sheets

(All amounts expressed in thousands of US dollars)

	June 30, 2010	December 31, 2009
	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	907	15,564
Accounts receivable, trade	2,198	1,720
Inventories	819	614
Prepayments and other	1,736	1,419
Due from related parties	-	90
Restricted cash	5,543	5,807
Derivative asset	6	-
Total current assets	11,209	25,214

FIXED ASSETS:
Vessels, net	459,261	423,762
Property and equipment, net	91	54
Advances for vessels’ under construction and acquisition	56,943	70,620
Total fixed assets	516,295	494,436

OTHER NON CURRENT ASSETS:
Deferred charges	1,653	2,110
Restricted cash	32	105
Investments in Joint Ventures	11,163	5,347
Intangible assets	267	221
Total other non current assets	13,115	7,783

Total assets	540,619	527,433

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long term debt	285,531	343,252
Accounts payable	3,535	2,401
Accrued and other current liabilities	3,802	3,211
Deferred revenue	49	594
Derivative liability	6,504	9,909
Dividends payable	73	166
Due to related parties	399	-
Total current liabilities	299,893	359,533

NON-CURRENT LIABILITIES:
Long term debt, net of current portion	73,001	-
Dividends payable	32	105
Other long term liabilities	1	1
Total non-current liabilities	73,034	106

COMMITMENTS AND CONTINGENCIES:	-	-

Stockholders’ equity:
Common stock	159	158
Additional paid-in capital	201,910	201,618
Accumulated deficit	(34,377)	(33,982)
Total stockholders’ equity	167,692	167,794

Total liabilities and stockholders’ equity	540,619	527,433

Omega Navigation Enterprises Inc

Consolidated Statements of Cash Flows

(All amounts expressed in thousands of U.S. Dollars)

Three months ended	Six months ended

	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities
Net income/(loss) from continuing operations	(860)	(970)	(394)	4,697

Net cash provided by continuing operating activities	4,445	2,152	7,633	12,584
Net cash provided by continuing and discontinued operating activities	4,445	2,152	7,633	12,584

Cash flows (used in)/provided by investing activities
Net cash (used in)/provided by investing activities-continuing operations	(8,936)	163	(37,653)	(47)
Net cash (used in)/provided by investing activities- continuing and discontinued operations	(8,936)	163	(37,653)	(47)

Cash flows provided by /(used in) financing activities
Net cash provided by/(used in) financing activities-continuing operations	2,995	(5,804)	15,363	(13,544)
Net cash provided by/(used in) financing activities-continuing and discontinued operations	2,995	(5,804)	15,363	(13,544)

Net (decrease in cash and cash equivalents	(1,496)	(3,489)	(14,657)	(1,007)
Cash and cash equivalents at the beginning of the period	2,403	19,293	15,564	16,811
Cash and cash equivalents at end of period	907	15,804	907	15,804

Reconciliation of Adjusted EBITDA (1) to Cash from Operating Activities

(All amounts expressed in thousands of U.S. Dollars)

CONTINUING & DISCONTINUED OPERATIONS	Three months ended		Six months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net cash from operating activities	4,445	2,152	7,633	12,584
Net increase/(decrease) in current assets and non current assets	(1,572)	3,093	510	3,367
Net (increase)/decrease in current liabilities excluding bank debt	(265)	(2,911)	(1,014)	(4,885)
Net interest expense	3,966	4,080	8,074	7,490
Warrants settled liabilities	-	-	-	1,127
Stock based compensation expense	(118)	(260)	(291)	(910)
Payments for drydocking costs	-	823	-	1,528
Amortization of financing costs	(352)	(336)	(501)	(484)
Adjusted EBITDA	6,104	6,641	14,411	19,817

(1)

Adjusted EBITDA represents net income before interest, taxes, gains/losses on derivative instruments, depreciation and amortization. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by US GAAP and the Company’s calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included here because it is a basis upon which the Company assesses its liquidity position because the Company believes Adjusted EBITDA presents useful information to investors regarding the Company’s ability to service and/or incur indebtedness.

About Omega Navigation Enterprises, Inc.

Omega Navigation Enterprises, Inc. is an international provider of global marine transportation services through the ownership and operation of double hull product tankers. The current fleet includes twelve hull product tankers with a carrying capacity of about 680,000 dwt, of which two double hull product / chemical tankers, with a capacity of 47,000 dwt, and two double hull product / chemical tankers, with a capacity of 37,000 dwt., are owned through equal partnership joint ventures with a wholly owned subsidiary of Glencore International, A.G. Furthermore, as previously announced, the joint venture company has entered into shipbuilding contracts with Hyundai Mipo Dockyard in South Korea, to construct and acquire seven additional double hull product tankers with a capacity of 74,000 dwt each scheduled for delivery between October 2010 and early 2012.

The Company was incorporated in the Marshall Islands in February 2005. Its principal executive offices are located in Athens, Greece and it also maintains an office in the United States.

Omega Navigation's common shares are traded on the NASDAQ National Market under the symbol "ONAV" and are also listed on the Singapore Exchange Securities Trading Limited under the symbol "ONAV 50".

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company’s management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ 07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President
Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: omeganavigation@capitallink.com

www.capitallink.com